[redacted]

11018387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 53148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold Coast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 E. Hillcrest Drive, Suite 225
(No. and Street)

Thousand Oaks	California	91360
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tae P. Ho (805) 496-3660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

15600 Devonshire St., Suite 210,	Granada Hills,	California,	91344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tae P. Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gold Coast Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT FORM

STATE OF CALIFORNIA
COUNTY OF Ventura

Subscribed and sworn to (or affirmed) before me this 24 day of February, 20 11 by Tae P. Ho

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ZABRINA MARLEAH JANDA
Commission # 1914963
Notary Public - California
Ventura County
My Comm. Expires Dec 3, 2014

WITNESS my hand and official seal,

Zabrina Marleah Janda (Notary Public)

SIGNATURE OF NOTARY

OPTIONAL

CAPACITY CLAIMED BY SIGNER

INDIVIDUAL

CORPORATE OFFICER

PARTNER(S)

ATTORNEY IN FACT

TRUSTEE(S)

GUARDIAN/CONSERVATOR

OTHER:

DESCRIPTION OF ATTACHED DOCUMENTS

Annual Audited Report
TITLE OF DOCUMET

1
PAGES

02/24/2011
DATE

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2010 and 2009

Farber Hass Hurley LLP

Certified Public Accountants

15600 Devonshire Street, Suite 210
Granada Hills, CA 91344
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 895-1994

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
Gold Coast Securities, Inc.

We have audited the accompanying statements of financial condition of Gold Coast Securities, Inc. (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Granada Hills, California
February 24, 2011

GOLD COAST SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash and cash equivalents	$ 50,967	$ 48,362
Deposit with clearing organization	25,000	25,000
Receivable from broker-dealers and clearing organization	108,138	123,400
Office furniture and equipment, at cost, less accumulated depreciation of $48,469 and $45,750 at December 31, 2010 and December 31, 2009, respectively	6,278	8,117
Other assets	41,274	33,942
Total assets	$ 231,657	$ 238,821
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$ 40,967	$ 72,639
Deferred revenue, net	17,947	13,959
	58,914	86,598
Commitments and contingent liabilities	-	-
Liabilities subordinated to claims of general creditors	-	-
Stockholders' equity:		
Common stock, no par value, Series A voting shares, 200.00 shares authorized, 151 shares issued and outstanding at both December 31, 2010 and December 31, 2009, respectively	7,265	7,265
Common stock, no par value, Series B non-voting shares, 1,300 shares authorized, 542.34 shares issued and outstanding at December 31, 2010 and December 31, 2009	80,809	80,809
Additional paid-in capital	3,515	3,515
Retained earnings	81,154	60,634
Total stockholders' equity	172,743	152,223
Total liabilities and stockholders' equity	$ 231,657	$ 238,821

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Commissions	$ 1,189,023	$ 1,392,810
Investment advisory and management fees	416,331	586,126
Representative monthly fees	108,255	131,006
Miscellaneous income	31,444	48,203
Reimbursement income	42,745	59,280
Interest and dividend income	204	548
	1,788,002	2,217,973
Expenses:		
Commissions	918,267	1,046,641
Investment advisory and management fee expense	309,353	485,291
Employee compensation and benefits	263,989	437,293
Office expense	120,351	126,424
Occupancy	96,198	97,701
Legal and professional fees	19,728	37,839
Communications and data processing	12,206	10,905
Website maintenance and documentation	8,360	7,991
Postage and delivery	7,228	8,093
Clearing	4,876	3,800
Bad debt expense	2,167	-
Other	1,880	1,720
Travel and entertainment	2,319	2,990
	1,766,922	2,266,688
Income (Loss) before income tax provision	21,080	(48,715)
Income tax provision	560	800
Net income (loss)	$ 20,520	$ (49,515)

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN
SUBORDINATED BORROWINGS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Subordinated borrowings at beginning of year	$ -	$ -
Increases:	-	-
Decreases:	-	-
Subordinated borrowings at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2010 and December 31, 2009

	Series A Common Stock		Series B Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholders' Equity
	Shares	Value	Shares	Value			
Balance at December 31, 2008	151	$7,265	542.34	$80,809	$3,515	$110,149	$201,738
Net loss	-	-	-	-	-	(49,515)	(49,515)
Balance at December 31, 2009	151	7,265	542.34	80,809	3,515	60,634	152,223
Net income	-	-	-	-	-	20,520	20,520
Balance at December 31, 2010	151	$7,265	542.34	$80,809	$3,515	$81,154	$172,743

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ 20,520	$ (49,515)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,719	3,305
Changes in:		
Receivable from broker-dealers and clearing organization	15,262	71,671
Other assets	(7,332)	16,514
Accounts payable and accrued expenses	(31,672)	(26,971)
Deferred revenue, net	3,988	(13,552)
Total adjustments	(17,035)	50,967
Net cash provided by operating activities	3,485	1,452
Cash flows from investment activities:		
Purchase of furniture and equipment	(880)	(2,261)
Net cash used in investing activities	(880)	(2,261)
Net increase (decrease) in cash and cash equivalents	2,605	(809)
Cash and cash equivalents at beginning of year	48,362	49,171
Cash and cash equivalents at end of year	$ 50,967	$ 48,362
Supplemental cash flow disclosures:		
Income tax payments	$ 560	$ 800
Interest payments	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation, headquartered in California, and began operations in January 2001.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities and mutual funds; selling corporate debt, municipal bonds, and U.S. government securities; selling variable life or annuities; and providing investment advisory and management services.

2. Significant Accounting Policies

Basis of Presentation
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and on deposit and highly liquid debt instruments.

Receivable From and Payable To Clearing Organization
The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing Company) on a fully disclosed basis. Pershing Company is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions clear.

Investment Advisory Income
Investment advisory and management fees are received quarterly in advance, but are recognized as earned on a pro rata basis over the term of the contract. The unearned portion is recorded as deferred revenue, net of associated fees and expenses.

2. Significant Accounting Policies (continued)

Property and Equipment
Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining term of the lease.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of depreciation and realization of net operating losses for financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assess the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fair Value of Financial Instruments
Fair carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short maturities of such instruments.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and clearing organization accounts receivable. The Company places substantially all of its cash deposits with one high-quality financial institution. With respect to clearing organization receivables, such receivables normally arise from fees generated through asset management services performed for Company's numerous customers. The Company has contractual arrangements with highly-rated broker-dealers and insurance companies as the source of these revenues. As of December 31, 2010, approximately 51% of the Company's total receivables were from the clearing organization.

The Company maintains reserves for potential credit losses, as applicable and such losses, in the aggregate, have not exceeded management's expectations. Bad debt expense was under $2,500, for both the years ended December 31, 2010 and 2009.

2. Significant Accounting Policies (continued)

Advertising Costs
The Company expenses the cost of advertising in the year incurred. During the years ended December 31, 2010 and 2009, such advertising expenses (included as part of "other" expenses) were under $1,000, respectively.

Recent Accounting Pronouncements
In September 2006, the FASB established a framework for measuring fair value in accordance with United States Generally Accepted Accounting Principles ("GAAP") and expanded disclosure about fair value measurements including valuing securities in markets that are not active. The Company adopted the framework for measuring fair value effective January 1, 2009 with the exception of the application of the framework to non-recurring, non-financial assets and non-financial liabilities. The adoption of the framework for measuring fair value did not have a significant impact on the Company's results of operations or financial position.

In June 2009, the FASB established the Accounting Standards Codification ("Codification") as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants. While not intended to change GAAP, the Codification significantly changes the way in which the accounting literature is referenced and organized. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

The Codification was adopted as of August 31, 2009. Adoption did not have a material effect on the Company's consolidated financial statements.

In April 2009, the FASB issued guidance which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued ("subsequent events"). Under the new guidance, entities are required to disclose the date through which subsequent events were evaluated, as well as the rationale for why that date was selected. The guidance is effective for interim and annual periods ending after June 15, 2009. The Company adopted the provisions of this new guidance as of June 1, 2009, and adoption did not have a material effect on our financial statements.

Subsequent Events
The Company evaluated subsequent events through February 24, 2011, the date the financial statements were available to be issued.

3. Related Party Activities

The Company's two principal stockholders all receive compensation for their services as officers and employees. One of the three principal stockholders is currently being compensated as a commissioned independent contractor.

3. Related Party Activities (continued)

These stockholders have also formed a partnership, which is the beneficiary of life insurance policies on their respective lives. The partnership has adopted a buy-sell agreement, which states that in the event of the death of any one of these three individuals, the insurance proceeds will be utilized (as a down or full payment thereon) to repurchase the stockholder's interest in the Company from the stockholder's heirs, at a price as defined in the agreement.

In December 2008, the Company obtained two three-year operating leases on vehicles driven by its officers. These leases expire in 2011. Total lease expense incurred for these vehicles for the years ended December 2010 and 2009 amounted to $9,060 and $9,039, respectively. Current required monthly lease payments total approximately $748, and the aggregate future lease commitment is as follows:

Year ended December 31, 2011:	$7,480

4. Commitments and Contingencies

The Company had an extended operating lease for 1,782 square feet of office space in Thousand Oaks, California. The total lease term was originally for sixty-two months, terminating November 30, 2010. At the leases termination the Company extended the lease for an additional twelve month period to be terminated on November 30, 2011. Current monthly rental payments are approximately $3,300.

The Company also had a five-year lease agreement for the rental of 1,802 square feet of office space in Gold River, California. The lease was effective June 12, 2005 and expired on June 11, 2010, with the rent abated for the first three months of the lease term. Upon termination the Company extended the lease agreement for an additional twelve month period to be terminated on June 11, 2011. Current monthly rental payments are approximately $3,200.

Rental expense for the years ended December 31, 2010 and 2009 amounted to $82,919 and $83,857, respectively. Future aggregate minimum required lease payments on the office leases are approximately $55,000 for the year ended December 31, 2011.

The Company, during its normal course of business, may be subject from time to time to disputes and to legal proceedings against it. Both counsel and management do not expect that the ultimate outcome of any current claims will have a material adverse effect on the Company's financial statements.

The Company was named as one of multiple defendants in a suit brought by four investors. Counsel believes that this case will settle in 2011 within the Company's insurance policy limits. The Company has already met its deductible limits regarding this case, as such, it will not have to accrue any additional liabilities regarding the case. Management does not believe the eventual outcome of any current litigation in the aggregate will have a material adverse effect on the Company's financial statements.

5. Retirement Plan

In August 2003, the Company established a 401(k) Profit Sharing Plan with Fidelity Investments administered by the Senex Group. The 401(k) profit sharing plan, as adopted, allows for employee contributions through salary reductions ranging from 0% to 15% of employee salary, capped, respectively, at $16,500 in 2010 and 2009 (plus catch-up provisions). This plan is non-discriminatory; all employees who are at least 21 years of age and have been employed by the Company for at least 6 months are eligible to participate. Plan contributions are self-directed and may be invested in one or more of a series of mutual funds managed by Fidelity Investments. The employer did not make any matching contributions in 2010.

6. Major Revenue Concentration

During the year ended December 31, 2010, approximately 50% and 37%, of the Company's overall revenue was derived from commissions related to the sale of individual variable annuities and mutual fund investments, respectively. The Company expects that most of this revenue will be recurring.

7. Income Tax

The primary timing differences between book and tax expense reporting are depreciation expense and the utilization of the Net Operating Loss (NOL) carryforward. At December 31, 2010, the Company had a NOL carryforward of approximately $35,000 which will expire by 2029. As such, it did not recognize any tax expenses, other than the mandatory state tax of $800, for the years 2010 and 2009.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2006. As of December 31, 2010, no taxing authority has proposed any adjustments to the Company's tax position.

8. Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company's net capital measured $107,966 and its net capital ratio was 9.81 to 1. At December 31, 2009, the Company's net capital measured $100,564 and its net capital ratio was 10.81 to 1.

GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2010

Schedule I

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2010

Net capital			
Total stockholders' equity		$	172,743
Deduct stockholders' equity not allowable for capital			-
Total stockholders' equity qualified for net capital			172,743
Add:			
Subordinated borrowings allowable in computation of net capital			-
Other (deductions) or allowable credits - deferred income taxes payable			-
Total capital and allowable subordinated borrowings			172,743
Deductions and/or charges:			
Nonallowable assets:			
Office furniture and equipment	6,278		
Other assets - registered representative receivables, net	16,596		
Other assets - prepaid expenses and deposits	41,151		64,025
Net capital before haircuts on securities positions			108,718
Haircuts on securities positions			752
Net capital		**$**	**107,966**
Aggregate indebtedness			
Items included in statement of financial condition:			
Accounts payable, accrued expenses, and deferred revenue, net,		$	58,914
Items not included in statement of financial condition			1,000,000
Total aggregate indebtedness (AI)		$	1,058,914
Computation of basic net capital requirement			
Minimum net capital required (6-2/3% of AI)		$	70,594
Minimum dollar net capital requirement		$	50,000
Minimum net capital required (greater of above):		$	70,594
Excess net capital over minimum net capital required		$	37,372
Excess net capital at 1,500 percent (net capital - 6.67% of AI)		$	37,336
Excess net capital at 1,000 percent (net capital - 10% of AI)		$	2,075
Ratio: Aggregate indebtedness to net capital			9.81 to 1

Schedule II

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule III

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

Gold Coast Securities, Inc. is exempt from the possession or control requirements, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule IV

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2010

Not applicable

Farber Hass Hurley LLP

Certified Public Accountants

15600 Devonshire Street, Suite 210
Granada Hills, CA 91344
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 895-1994

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Gold Coast Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Gold Coast Securities, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions for Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Granada Hills, California
February 24, 2011

Farber Hass Hurley LLP

Certified Public Accountants

15600 Devonshire Street, Suite 210
Granada Hills, CA 91344
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 895-1994

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Gold Coast Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Gold Coast Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Gold Coast Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gold Coast Securities, Inc.'s management is responsible for Gold Coast Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Firm SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Granada Hills, CA
February 24, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053148 FINRA DEC
GOLD COAST SECURITIES INC 21*21
275 E HILLCREST DR STE 225
THOUSAND OAKS CA 91360-8241

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tae P. Ho, (805) 496-3660

2. A. General Assessment (item 2e from page 2) $ 1,654

B. Less payment made with SIPC-6 filed (exclude interest) (842)
07/27/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 812

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 812

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gold Coast Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 24th day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan. 01, 2010 and ending Dec. 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,788,001
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,122,173
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,156
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,126,329
2d. SIPC Net Operating Revenues	$ 661,672
2e. General Assessment @ .0025	$ 1,654

(to page 1, line 2.A.)

GOLD COAST SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2010 and 2009

FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS